SECURITIES  AND  EXCHANGE  COMMISSION
Washington,  D.C.  20549

Form  11-K

Annual  Report  Pursuant  to  Section  15(d)  of  the
Securities  Exchange  Act  of  1934


     (Mark  One)

     [X]     Annual  report pursuant to Section 15(d) of the Securities Exchange
Act  of  1934

For  the  fiscal  year  ended  July  31,  1998

     [  ]      Transitional  report pursuant to Section 15(d)  of the Securities
Exchange  Act  of  1934

For  the  transition  period  from  to

Commission  file  number  001-13683

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Delco  Remy  America
Salaried  401(k)  Savings Plan (1)

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Delco  Remy  International,  Inc.
2902  Enterprise  Drive
Anderson,  Indiana  46013


























(1) Effective January 1, 1999, the "Delco Remy America Salaried 401(k) Savings Plan" will be amended, restated and renamed the "Delco Remy International 401(k) Retirement and Savings Plan," and sponsorship of the Plan will transfer from Delco Remy America, Inc. to Delco Remy International, Inc. This initial Form 11-K filing is being filed concurrently with the Form S-8 Registration Statement for the "Delco Remy International 401(k) Retirement and Savings Plan."

REQUIRED  INFORMATION



A.  Financial Statements and Schedules:

      Report of Independent Auditors

      Statement of Net Assets Available for
          Benefits as of July 31, 1998 and 1997

      Statement of Changes in Net Assets Available for
          Benefits for the Years Ended July 31, 1998 and 1997

      Notes to Financial Statements

      Schedule of Assets
          Held for Investment Purposes as of July 31, 1998

      Schedule of Reportable Transactions

B.  Exhibits

      Consent of Independent Auditors

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Delco  Remy  America
Salaried  401(k)  Savings  Plan (See  footnote  1,  above.)
-----------------------------------
(Name  of  Plan)

Date:  December 23, 1998

/s/  Roderick English
     Roderick English,
     Senior Vice President Human Resources and Communications

                       Financial Statements and Schedules

                  Delco Remy America Salaried 401(k) Savings Plan

                       Years ended July 31, 1998 and 1997
                       with Report of Independent Auditors

PAGE

                       Delco Remy America Salaried 401(k)
                                  Savings Plan

                       Financial Statements and Schedules


                        Years ended July 31, 1998 and 1997




                                    CONTENTS



Report of Independent Auditors                               1


Financial Statements

Statements of Net Assets Available for Benefits              2
Statements of Changes in Net Assets Available for Benefits   4
Notes to Financial Statements                                6

Schedules

Schedule of Assets Held for Investment Purposes             12
Schedule of Reportable Transactions                         13




PAGE

                         Report of Independent Auditors

Plan  Administrator
Delco  Remy  America  Salaried  401(k)  Savings  Plan

We have audited the accompanying statements of net assets available for benefits of the Delco Remy America Salaried 401(k) Savings Plan (the Plan) as of July 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of net assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ ERNST  &  YOUNG  LLP
October  2,  1998



Delco  Remy  America  Salaried  401(k)  Savings  Plan
Statement  of  Net  Assets  Available  for  Benefits,  with  Fund  Information

July  31,  1998
Fund  Information

                                   VANGUARD    VANGUARD     FIDELITY    VANGUARD    FIDELITY    FIDELITY   TEMPLETON   LOAN FUND
                                   MONEY       FIXED        BALANCED    INDEX 500   EMERGING    CONTRA     FOREIGN
                                   MARKET      INCOME       FUND        TRUST       GROWTH      FUND       FUND
                                   PRIME       SECURITIES                           FUND
                                   PORTFOLIO   SHORT-
                                   RESERVES,   TERM
                                   INC.        CORPORATE
                                               PORTFOLIO
                                   ----------  -----------  ----------  ----------  ----------  ---------  ----------  ----------

ASSETS:
Investments, at fair value:        $1,242,897  $   188,747  $1,134,950  $2,959,157  $2,207,520  $ 434,092  $  165,768  $  343,315

Receivables:
    Participant contributions               -            -           -           -           -          -           -           -

Net assets available for benefits  $1,242,897  $   188,747  $1,134,950  $2,959,157  $2,207,520  $ 434,092  $  165,768  $  343,315
                                   ==========  ===========  ==========  ==========  ==========  =========  ==========  ==========


                                   TEMPORARY   TOTAL
                                   FUND
                                   ----------  ----------
ASSETS:
Investments, at fair value:        $        -  $8,676,446

Receivables:
    Participant contributions          19,285      19,285

Net assets available for benefits  $   19,285  $8,695,731
                                   ==========  ==========

See  accompanying  notes.


Delco  Remy  America  Salaried  401(k)  Savings  Plan

Statement  of  Net  Assets  Available  for  Benefits,  with  Fund  Information

July  31,  1997
Fund  Information


                                                                  VANGUARD     FIDELITY   VANGUARD    FIDELITY    FIDELITY
                                                 VANGUARD         FIXED        BALANCED   INDEX 500   EMERGING    CONTRA FUND
                                                 MONEY            INCOME       FUND       TRUST       GROWTH
                                                 MARKET           SECURITIES                          FUND
                                                 PRIME            SHORT-TERM
                                                 PORTFOLIO        CORPORATE
                                                 RESERVES, INC.   PORTFOLIO
                                                 ---------------  -----------  ---------  ----------  ----------  ------------

ASSETS:
Investments, at fair value:                      $     1,066,948  $   144,390  $ 862,378  $1,727,353  $1,380,904  $    193,721

Receivables:
    Participant contributions                             11,819        1,874      8,326      16,881      15,749         1,862
    Employer matching contributions                        2,941          344      1,477       3,107       2,971           328
    Interest on investments                                   25          172          -           -           -             -
                                                 ---------------  -----------  ---------  ----------  ----------  ------------
                                                          14,785        2,390      9,803      19,988      18,720         2,190

LIABILITIES:
    Refund of participant contributions payable                -            -          -           -           -             -
                                                 ---------------  -----------  ---------  ----------  ----------  ------------
                                                               -            -          -           -           -             -

Net assets available for benefits                $     1,081,733  $   146,780  $ 872,181  $1,747,341  $1,399,624  $    195,911
                                                 ===============  ===========  =========  ==========  ==========  ============



                                                 TEMPLETON   LOAN FUND   TEMPORARY   TOTAL
                                                 FOREIGN                 FUND
                                                 FUND
												 ----------  ----------  ----------  ----------
ASSETS:
Investments, at fair value:                      $  176,737  $  184,804  $        -  $5,737,235

Receivables:
    Participant contributions                         1,565           -      29,217      87,293
    Employer matching contributions                     272           -           -      11,440
    Interest on investments                               -           -           -         197
                                                 ----------  ----------  ----------  ----------
                                                      1,837           -      29,217      98,930

LIABILITIES:
    Refund of participant contributions payable           -           -      13,568      13,568
                                                 ----------  ----------  ----------  ----------
                                                          -           -      13,568      13,568

Net assets available for benefits                $  178,574  $  184,804  $   15,649  $5,822,597
                                                 ==========  ==========  ==========  ==========


See  accompanying  notes.



Delco  Remy  America  Salaried  401(k)  Savings  Plan

Statement  of  Changes  in  Net  assets  Available  for  Benefits,  with  Fund  Information
Year  ended  July  31,  1998
Fund  Information


                                      VANGUARD          VANGUARD      FIDELITY     VANGUARD    FIDELITY       FIDELITY
                                      MONEY             FIXED         BALANCED     INDEX 500   EMERGING       CONTRA FUND
                                      MARKET            INCOME        FUND         TRUST       GROWTH FUND
                                      PRIME             SECURITIES
                                      PORTFOLIO         SHORT-TERM
                                      RESERVES, INC.    CORPORATE
                                                        PORTFOLIO
                                      ---------------   ------------  ----------   ----------  ------------   ------------

Additions:
    Employee voluntary contributions  $       216,650   $    38,453   $  194,154   $  453,995  $    385,359   $     81,132
    Company contributions                      99,602        16,228       69,774      158,330       146,922         35,607
    Rollover contributions                     24,041         9,729        2,017       59,431        20,910         11,694
    Interest and dividends                     60,427         9,858      112,797       47,489       297,919             58
                                      ----------------  ------------  -----------  ----------  -------------  ------------
Total additions                               400,720        74,268      378,742      719,245       851,110        128,491

Deductions:
    Benefits paid to participants             169,047         3,140       26,647       48,737        91,290          1,573
    Administrative expenses                     2,729           396        2,419        5,588         4,042              -
                                      ----------------  ------------  -----------  ----------  -------------  ------------
Total deductions                              171,776         3,536       29,066       54,325        95,332          1,573
                                      ----------------  ------------  -----------  ----------  -------------  ------------
                                              228,944        70,732      349,676      664,920       755,778        126,918

Interfund transfers                           (67,780)      (28,717)    (108,538)     171,818       (48,621)        51,730
Net appreciation (depreciation) in
    fair value of investments                       -           (48)      21,631      375,078       100,739         59,533
                                      ----------------  ------------  -----------  ----------  -------------  ------------
Net increase                                  161,164        41,967      262,769    1,211,816       807,896        238,181
Net assets available for benefits:
    Beginning of year                       1,081,733       146,780      872,181    1,747,341     1,399,624        195,911

    End of year                       $     1,242,897   $   188,747   $1,134,950   $2,959,157  $  2,207,520   $    434,092
                                      ================  ============  ===========  ==========  =============  ============

                                      TEMPLETON    LOAN FUND   TEMPORARY    TOTAL
                                      FOREIGN                  FUND
                                      FUND
									  ----------   ----------  ----------   ----------

Additions:
    Employee voluntary contributions  $   60,136   $        -  $   19,285   $1,449,164
    Company contributions                 23,451            -           -      549,914
    Rollover contributions                 9,295            -           -      137,117
    Interest and dividends                16,266       21,379           -      566,193
                                      -----------  ----------  -----------  ----------
Total additions                          109,148       21,379      19,285    2,702,388

Deductions:
    Benefits paid to participants          2,929        2,278           -      345,641
    Administrative expenses                    -            -           -       15,174
                                      -----------  ----------  -----------  ----------
Total deductions                           2,929        2,278           -      360,815
                                      -----------  ----------  -----------  ----------
                                         106,219       19,101      19,285    2,341,573

Interfund transfers                      (93,653)     139,410     (15,649)           -
Net appreciation (depreciation) in
    fair value of investments            (25,372)           -           -      531,561
                                      -----------  ----------  -----------  ----------
Net increase                             (12,806)     158,511       3,636    2,873,134
Net assets available for benefits:
    Beginning of year                    178,574      184,804      15,649    5,822,597
                                                               -----------  ----------
    End of year                       $  165,768   $  343,315  $   19,285   $8,695,731
                                      ===========  ==========  ===========  ==========

See  accompanying  notes.


Delco  Remy  America  Salaried  401(k)  Savings  Plan

Statement  of  Changes  in  Net  assets  Available  for  Benefits,  with  Fund  Information

Year  ended  July  31,  1997
Fund  Information

                                      VANGUARD          VANGUARD      FIDELITY    VANGUARD          FIDELITY     FIDELITY
                                      MONEY             FIXED         BALANCED    INDEX 500 TRUST   EMERGING     CONTRA
                                      MARKET PRIME      INCOME        FUND                          GROWTH       FUND
                                      PORTFOLIO         SECURITIES                                  FUND
                                      RESERVES, INC.    SHORT-TERM
                                                        CORPORATE
                                                        PORTFOLIO
                                      ----------------  ------------  ----------  ----------------  -----------  ---------

Additions:
    Employee voluntary contributions  $       307,393   $    46,507   $ 191,518   $        361,319  $  384,269   $  37,136
    Company contributions                      66,120         6,041      28,736             56,888      62,116       4,520
    Rollover contributions                     36,218        91,172      46,419            126,807      99,544      77,793
    Interest and dividends                     50,860         8,444      28,314             20,531         297           -
                                      ----------------  ------------  ----------  ----------------  -----------  ---------
Total additions                               460,591       152,164     294,987            565,545     546,226     119,449

Deductions:
    Benefits paid to participants              36,092        27,681      51,302             70,273      48,673         783
    Administrative expenses                     2,169           301       1,412              2,364       2,308           -
    Participant contribution refunds                -             -           -                  -           -           -
                                      ----------------  ------------  ----------  ----------------  -----------  ---------
Total deductions                               38,261        27,982      52,714             72,637      50,981         783
                                      ----------------  ------------  ----------  ----------------  -----------  ---------
                                              422,330       124,182     242,273            492,908     495,245     118,666

Interfund transfers                          (220,880)      (80,346)     (5,123)           227,208    (191,717)     46,794
Net appreciation (depreciation) in
    fair value of investments                       -         2,190     164,377            454,076     329,661      30,451
                                      ----------------  ------------  ----------  ----------------  -----------  ---------
Net increase                                  201,450        46,026     401,527          1,174,192     633,189     195,911
Net assets available for benefits:
    Beginning of year                         880,283       100,754     470,654            573,149     766,435           -

    End of year                       $     1,081,733   $   146,780   $ 872,181   $      1,747,341  $1,399,624   $ 195,911
                                      ================  ============  ==========  ================  ===========  =========


                                      TEMPLETON   LOAN FUND   TEMPORARY    TOTAL
                                      FOREIGN                 FUND
                                      FUND
                                      ----------  ----------  -----------  ----------
Additions:
    Employee voluntary contributions  $   20,791  $        -  $   29,217   $1,378,150
    Company contributions                  2,905           -           -      227,326
    Rollover contributions                 9,878           -           -      487,831
    Interest and dividends                   313       8,271           -      117,030
                                      ----------  ----------  -----------  ----------
Total additions                           33,887       8,271      29,217    2,210,337

Deductions:
    Benefits paid to participants            581           -           -      235,385
    Administrative expenses                    -           -           -        8,554
    Participant contribution refunds                       -      13,568       13,568
                                      ----------  ----------  -----------  ----------
Total deductions                             581           -      13,568      257,507
                                      ----------  ----------  -----------  ----------
                                          33,306       8,271      15,649    1,952,830

Interfund transfers                      130,090     130,432     (36,458)           -
Net appreciation (depreciation) in
    fair value of investments             15,178           -           -      995,933
                                      ----------  ----------  -----------  ----------
Net increase                             178,574     138,703     (20,809)   2,948,763
Net assets available for benefits:
    Beginning of year                          -      46,101      36,458    2,873,834
                                                              -----------  ----------
    End of year                       $  178,574  $  184,804  $   15,649   $5,822,597
                                      ==========  ==========  ===========  ==========


See  accompanying  notes.

                 Delco Remy America Salaried 401(k) Savings Plan

                          Notes to Financial Statements

                                  July 31, 1998

1.  Significant  Accounting  Policies

Investments

Investments are maintained at Keycorp Investment Management and Trust Services ("Trustee"). Investments in mutual funds are valued at the quoted market price as of the most recent valuation date at the end of the year. Dividends on mutual funds are recorded as investment income on the date received.

Investment options, which invest in mutual funds as described below, are available to participants as follows:

     Vanguard  Money  Prime  Portfolio  Reserves,  Inc.-  This  fund  invests in
     --------------------------------------------------
Treasury Bills, commercial paper, certificates of deposit and other short-term securities with an average maturity of less than four months.

     Vanguard  Fixed  Income  SecuritiesShort-termCorporate Portfolio- This fund
     ----------------------------------------------------------------
invests in high quality, short-term bonds with an average maturity between one and three years.

     FidelityBalanced  Fund  - This fund invests in common stocks and corporate,
     ----------------------
government  and  agency  bonds.

     Vanguard  Index500Trust  -  This  fund  invests  in  common stocks of large
     -----------------------
companies.

     Fidelity  Emerging  Growth  Fund - This fund invests primarily in stocks of
     --------------------------------
developing companies that have demonstrated or are expected to achieve rapid growth in earnings and/or revenues.

                 Delco Remy America Salaried 401(k) Savings Plan

                          Notes to Financial Statements



1.   Significant  Accounting  Policies  (continued)

     Fidelity  Contra  Fund-  This  fund  invests primarily in stocks of smaller
     ----------------------
companies  that  are  undervalued.

     Templeton  Foreign  Fund  -  This  fund  invests  primarily  in  stocks  of
     ------------------------
international companies consisting of bonds and other long term debt instruments.

The Temporary Fund serves an administrative function that temporarily holds funds received into the Plan but not yet specifically allocated into the appropriate investment fund due to timing. Interest earned in this fund is allocated back to the other funds.

Administrative  Expenses

Cash management fees are paid by the Plan. All other administrative expenses are paid by Delco Remy America, Inc. ( "Company").

Use  of  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.   Description  of  the  Plan

The Plan is a defined contribution plan which was established effective August 1, 1994 to provide retirement and other benefits to participants. The Plan covers substantially all salaried employees of the Company, who have completed 90 days of employment with the Company (six months prior to January 1, 1998). Salaried employees who transferred from General Motors Corporation ("GM") with more than six months of continuous employment with GM are eligible for participation in the Plan on the date of transfer (or active employment) with the Company. The Plan is subject to the provisions of ERISA.

Participants may make voluntary pre-tax and after-tax contributions to their account through periodic payroll deductions at rates from 1% to 15% of their base salary. In addition, participants may elect to contribute 100% of their share of the Company profit sharing distribution. The sum of the annual pre-tax contributions and profit sharing contributions per participant for the year cannot exceed the maximum contribution limitations established annually by the Internal Revenue Service.

                 Delco Remy America Salaried 401(k) Savings Plan

                          Notes to Financial Statements



2.   Description  of  the  Plan  (continued)

The Company makes matching contributions of 50% of the sum of the pre-tax contributions and after-tax contributions made by each participant, not to exceed 6% of the base salary of the participant. The Board of Directors of the Company determines the amount of nonelective contributions, if any, that the Company will contribute each year. In addition, the Company makes monthly
Retiree Medical Contributions equal to 2% of the base salary of the participants.

Participants are vested at all times in their pre-tax, after-tax, rollover, and nonelective contributions. Participants are vested in Company matching contributions and Retiree Medical Contributions after completing five years of service with the Company, retirement, death, or age 65. Participants may designate that their contributions be deposited in any of seven investment options designated by the Plan administrator.

Participants are entitled to benefits beginning at normal retirement, early retirement or death. Participants may choose one lump sum payment or a series of monthly installments (if the participant's account balance exceeds $3,500) in a dollar amount elected by the participant. Upon termination of employment, the participant's vested account balance becomes payable. If the participant's vested account balance exceeds $3,500, such distribution cannot be made without the participant's consent. The balance of forfeited nonvested accounts was not material as of July 31, 1998 and 1997, and will be used to reduce future employer contributions.

Participants may make a complete or partial hardship withdrawal of their pre-tax contributions, supplemental and rollover account balance, excluding earnings allocated to such accounts. The withdrawal must be necessary in light of immediate and heavy financial needs of the participant as defined by IRS regulations. The withdrawal may not exceed the immediate heavy financial need of the participant, and the participant must have obtained all other available distributions. During the twelve months following a hardship withdrawal, pre-tax contributions, after-tax contributions, profit sharing contributions and employee contributions under any other plan maintained by the Company are suspended. In addition, participants may withdraw all or part of their after-tax contributions. The minimum withdrawal of after-tax contributions is $500.

Participants may borrow from their accounts a minimum loan of $1,000 up to a maximum of the lesser of $50,000 or one-half of the vested account balance.


PAGE

                 Delco Remy America Salaried 401(k) Savings Plan

                          Notes to Financial Statements



2.   Description  of  the  Plan  (continued)

Loans bear interest at a rate of 1% above the Trustee's prime lending rate. Payments on the outstanding loans must be made at least quarterly and the repayment period can range from six months to five years, unless the loan is for the purchase or construction of the participant's principle residence, in which case the repayment period is ten years. In the event that a loan is not repaid within the appropriate repayment period, the participant will be deemed to have received a distribution from his account equal to the remaining principal balance and accrued interest outstanding.

The Company has the right to amend or terminate the Plan at any time. The Company has the right to suspend contributions to the Plan at any time, whether permanently or temporarily for any length of time.

More detailed information concerning the Plan may be found by consulting the Summary Plan Description which is available from the Plan Administrator.

3.   Investments

All investment information disclosed in the accompanying financial statements and schedules in total and by fund, including investments held at July 31, 1998 and 1997, interest and dividends and net appreciation (depreciation) in fair value of investments for the years ended July 31, 1998 and 1997, were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by Keycorp Investment Management and Trust Services, the trustee.

During the years ended July 31, 1998 and 1997 the Plan's investments in the various funds (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as presented in the following table. The fair value of individual investments that represent 5% or more of plan assets are separately identified.



PAGE

                 Delco Remy America Salaried 401(k) Savings Plan

                          Notes to Financial Statements



3.   Investments  (continued)


                                                    Net
                                                    Appreciation
                                                    (Depreciation)
                                                    in Fair Value    Fair Value at
                                                    During Year      End of Year
                                                    ---------------  --------------
Year ended July 31 1998:
Fair value as determined by quoted market prices:
Mutual funds:
          Vanguard Money Market Prime Portfolio
               Reserves, Inc.                       $            -   $    1,242,897
          Fidelity Emerging Growth Fund                    100,739        2,207,520
          Fidelity Balanced Fund                            21,631        1,134,950
          Vanguard Index 500 Trust                         375,078        2,959,157
          Vanguard Fixed Income Securities
               Short-term Corporate Portfolio Fund             (48)         188,747
          Fidelity Contra Fund                              59,533          434,092
          Templeton Foreign Fund                           (25,372)         165,768
Fair value estimated:
          Participant Loans                                      -          343,315
                                                    $      531,561   $    8,676,446
                                                    ===============  ==============

Year ended July 31 1997:
Fair value as determined by quoted market prices:
          Mutual funds:
               Vanguard Money Market Prime
                    Portfolio Reserves, Inc.        $            -   $    1,066,948
               Fidelity Emerging Growth Fund               329,661        1,380,904
               Fidelity Balanced Fund                      164,377          862,378
               Vanguard Index 500 Trust                    454,076        1,727,353
               Vanguard Fixed Income Securities
                    Short-term Corporate Portfolio           2,190          144,390
               Fidelity Contra Fund                         30,451          193,721
               Templeton Foreign Fund                       15,178          176,737
Fair value estimated:
          Participant Loans                                      -          184,804
                                                    ---------------  --------------
                                                    $      995,933   $    5,737,235
                                                    ===============  ==============




PAGE

                 Delco Remy America Salaried 401(k) Savings Plan

                          Notes to Financial Statements



4.     Income  Tax  Status

The Plan has received a determination letter from the Internal Revenue Service dated November 1, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5.     Year  2000 (unaudited)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

6.     Subsequent  Event

The Company has elected to combine the assets of the Plan with the assets of seven other companies' plans effective January 1, 1999. At this time, all Plan assets will be forwarded to a new trustee and the plan year end will become December 31.

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                                              Schedules








































PAGE
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


Delco  Remy  America  Salaried  401(k)  Savings  Plan

Line  27a  -  Schedule  of  Assets  Held  for  Investment  Purposes

July  31,  1998

                                                                                 EIN:  35-1909405
                                                                               Plan  Number:  001


(b)                                                   (c)               (d)              (e)
Identity of Issue, Borrower, Lessor,        Description of Investment   Cost         Current Value
or Similar Party                            Including Maturity Date,
                                            Rate of Interest, Par or
                                            Maturity Value

Mutual funds:
    Vanguard Money Market Prime Portfolio
       Reserves, Inc.                                  1,240,131 units  $ 1,242,897  $     1,242,897
    Fidelity Emerging Growth Fund                         74,405 units    1,862,286        2,207,520
    Fidelity Balanced Fund                                67,997 units      982,779        1,134,950
    Vanguard Index 500 Trust                              28,358 units    2,212,799        2,959,157
    Vanguard Fixed Income Securities
       Short-term Corporate Portfolio                     17,389 units      187,616          188,747
    Fidelity Contra Fund                                  24,676 units      355,858          434,092
    Templeton Foreign Fund                                16,412 units      176,137          165,768
                                                                          7,020,372        8,333,131
Participant loans                           Terms from 1 to 5 years
                                            with interest rates
                                            ranging from 9.25%
                                            to 10%                                -          343,315
                                                                        $ 7,020,372  $     8,676,446



Delco  Remy  America  Salaried  401(k)  Savings  Plan

Line  27d  -  Schedule  of  Reportable  Transactions

Year  ended  July  31,  1998

                                                                                                       EIN:  35-1909405
Columns  (e)  and  (f)  not  used  as  they  are  not  applicable.                                   Plan  Number:  001


 (A)                                    (B)              (C)         (D)        (G)           (H)           (I)
                                                                                            CURRENT
                                                                                            VALUE
                                                                                            OF ASSET ON
                                                       PURCHASE     SELLING    COST         TRANSACTION    NET
IDENTITY OF PARTY INVOLVED      DESCRIPTION OF ASSET   PRICE        PRICE      OF ASSET     DATE           GAIN (LOSS)
------------------------------  ---------------------  -----------  ---------  -----------  -------------  ------------

Category (iii)
------------------------------

Vanguard Money Market Prime
Portfolio Reserves, Inc.        Mutual Fund
                                Purchases              $   640,332  $       -  $   640,332  $     640,332  $          -
                                Sales                            -    462,251      462,251        462,251             -

Fidelity Emerging Growth Fund   Mutual Fund
                                Purchases                1,066,952          -    1,066,952      1,066,952             -
                                Sales                            -    344,720      301,636        344,720        43,084

Fidelity Balanced Fund          Mutual Fund
                                Purchases                  431,255          -      431,255        431,255             -
                                Sales                            -    182,439      159,912        182,439        22,527

Vanguard Index 500 Trust        Mutual Fund
                                Purchases                1,174,590          -    1,174,590      1,174,590             -
                                Sales                            -    328,340      243,353        328,340        84,987

Fidelity Contra Fund            Mutual Fund
                                Purchases                  237,584          -      237,584        237,584             -
                                Sales                            -     57,019       47,961         57,019         9,058

EB Money Market Fund            Mutual Fund
                                Purchases                  346,528          -      346,528        346,528             -
                                Sales                            -    346,528      346,528        346,528             -

Category:
(i)    Single  transactions  in  cess  of  5%  of  plan  assets.
(ii)   Series  of  transactions  other  than  securities  transactions.
(iii)  Series  of  securities  transactions.
(iv)   Transactions with or in conjunction with a person if any single transaction with that person was in excess of 5%.



Note:  there  were  no  category  (i),(ii)  or  (iv)  transactions.